August 13, 2021

Via Edgar

U.S. Securities and Exchange Commission,

100 F Street, NE,

Washington, D.C. 20549.

Re:	Columbia Banking System, Inc.
Registration Statement on Form S-4 (Reg. No. 333-258551)

Ladies and Gentlemen:

Columbia Banking System, Inc. (“Columbia”) respectfully requests that the Commission declare the Registration Statement effective at 3:00 p.m. Eastern Time on August 17, 2021, or as soon thereafter as practicable.

Columbia requests that the Commission notify us of the effectiveness of the Registration Statement by calling our counsel, Patrick S. Brown of Sullivan & Cromwell LLP, at (310) 712-6603.

Sincerely,

/s/ Aaron J. Deer

Aaron J. Deer
Executive Vice President and Chief Financial Officer of Columbia Banking System, Inc.
cc:	Sonia Bednarowski
(Securities and Exchange Commission)

Patrick S. Brown
(Sullivan & Cromwell LLP)

Randall S. Eslick
(Bank of Commerce Holdings)

Steve Klein
(Miller Nash LLP)